SEC Mail Processing Section

JUN 25 2009

Washington, DC 121

09040772

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34240

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Smith & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10940 NE 33RD PLACE
(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Pierce — (801) 733-9909 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karl Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Smith & Associates, Inc., as of April 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

HOPE N ROBERTS
Commission Expires
NOTARY
PUBLIC
10-30-2011
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. W. SMITH & ASSOCIATES, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
R. W. Smith & Associates, Inc.

We have audited the accompanying statement of financial condition of R. W. Smith & Associates, Inc. as of April 30, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. W. Smith & Associates, Inc. as of April 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 5, 2009

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2009

ASSETS

Cash and cash equivalents (Note 1)	$	1,415,103
Receivables:		
Commission receivable		457,332
Other		9,174
Deposit with clearing broker		51,955
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $349,876 (Note 2)		24,534
Prepaid assets and deposits		117,923
	$	**2,076,021**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Due to clearing broker	$	27,077
Accounts payable and accrued expenses		596,808
TOTAL LIABILITIES		623,885
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)		
SHAREHOLDER'S EQUITY (Note 5)**:**		
Common stock, series A, $0.25 par value, voting, 200,000 shares authorized; 58,419 shares issued and outstanding		14,605
Common stock, series B, no par value, nonvoting 1,500,000 shares authorized; 525,771 shares issued and outstanding		-
Additional paid-in capital		3,439,032
Deficit		(2,001,501)
TOTAL SHAREHOLDER'S EQUITY		1,452,136
	$	**2,076,021**

The accompanying notes are an integral part of this statement.

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED APRIL 30, 2009

REVENUE:	
Commissions	$ 12,635,909
Interest and dividends	9,990
Total revenue	12,645,899
EXPENSES:	
Commissions	6,114,812
Salaries, wages and related costs	2,538,747
Clearing charges	1,553,550
Communications and data processing	991,354
General and administrative	983,844
Occupancy and equipment costs	292,954
Depreciation and amortization	34,012
Total expenses	12,509,273
NET INCOME BEFORE INCOME TAXES	136,626
Provision for income taxes (Note 3)	-
NET INCOME	**$ 136,626**

The accompanying notes are an integral part of this statement.

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED APRIL 30, 2009

	Series A Common Stock ($0.25 Par)		Series B Common Stock (No Par)		Additional Paid-In Capital	Deficit
	Shares	Amount	Shares	Amount		
BALANCES, April 30, 2008	58,419	$ 14,605	525,771	$ -	$ 2,669,032	$ (2,138,127)
Capital contribution	-	-	-	-	770,000	-
Net income	-	-	-	-	-	136,626
BALANCES, April 30, 2009	58,419	$ 14,605	525,771	$ -	$ 3,439,032	$ (2,001,501)

The accompanying notes are an integral part of this statement.

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 136,626
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	34,012
Increase in commissions receivable	(285,115)
Increase in deposit with clearing broker	(417)
Increase in other receivables	(6,934)
Increase in prepaid assets and deposits	(16,786)
Decrease in due to broker	(1,951)
Increase in accounts payable and accrued expenses	308,128
Net cash provided by operating activities	167,563
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(6,059)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	770,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	931,504
CASH AND CASH EQUIVALENTS, at beginning of year	483,599
CASH AND CASH EQUIVALENTS, at end of year	**$ 1,415,103**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

R. W. Smith & Associates, Inc. (the "Company") is registered as a "municipal securities brokers' broker" as defined in subsection (ii) of Rule 15c3-1(a)(8) under the Securities Exchange Act of 1934. The Company was incorporated in May 1985 under the laws of the state of Washington. In December 2005, ADC Investments, LLC purchased all outstanding shares of the Company. The Company has eight branch offices and transacts business with broker-dealers and dealer-banks throughout the United States.

Securities transactions

State and municipal bond transactions are recorded on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. Dividend income is recorded ex-dividend date and interest income and expense are recorded on the accrual basis.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. The Company clears certain of its proprietary and interdealer counterparty transactions through a clearing firm on a fully disclosed basis.

Furniture, equipment and leasehold improvements

Office furniture, equipment and leasehold improvements are carried at cost and depreciated over five to seven years using the straight-line method. Maintenance and repairs are expensed when incurred.

Cash and cash equivalents

For purposes of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Included in cash on the statement of financial condition is a certificate of deposit that has been pledged as collateral for a lease in the amount of $51,229.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

On December 30, 2008, the Financial Accounting Standards Board voted on and adopted FSP FIN 48-3, ("Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"). FSP FIN 48-3 defers the effective date of FIN 48 for nonpublic enterprises to the annual financial statements for fiscal years that begin after December 15, 2008. This interpretation requires entities to disclose any uncertain tax positions carried on its books for which it may not be sustained upon examination by taxing authorities. In accordance with the guidelines listed above, the Company has elected to delay adoption of FIN 48 and furthermore, management feels that it will not have a significant impact on the Company or its financial statements when adopted.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at April 30, 2009 consist of the following:

Data processing equipment	$ 264,700
Office equipment	14,499
Office furniture	38,397
Telephone equipment	16,070
Leasehold improvements	40,744
	374,410
Less: accumulated depreciation and amortization	349,876
	$ 24,534

NOTE 3 - INCOME TAXES

The Company has approximately $2,041,000 of net operating losses expiring through 2026, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $713,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of April 30, 2008 are as follows:

	2009
Deferred tax liabilities	$ -
Deferred tax asset:	
Net operating loss	713,000
Valuation allowance for deferred tax asset	(713,000)
	$ -

The valuation allowance for the deferred tax asset was decreased by $54,000 during the year ended April 30, 2009.

NOTE 4 - LEASE OBLIGATIONS

The Company leases office space under non-cancelable operating leases expiring through 2012. At April 30, 2009, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year ending April 30,	Amount
2010	$ 232,299
2011	118,913
2012	18,114
	$ 369,326

Total rental expense of $266,502, including the non-cancelable leases referred to above, was charged to operations during the year ended April 30, 2009.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2009, the Company had net capital and net capital requirements of $1,243,240 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.50 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - 401(K) PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, that is available to all eligible employees. The Company does not currently match employees' contributions to the plan, but does pay all administrative fees for the plan, The administrative fees were waived for the year ended April 30, 2009.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's is involved in activities related to securities transactions with commercial banks and other brokers and dealers. These activities may expose the Company to off-balance sheet risk. In the event the counterparty fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

The Company's financial instruments, including cash, receivables, prepaid assets, deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has deposits in banks in excess of the FDIC insured amount of $250,000. At April 30, 2009, the Company had $812,055 in excess of this requirement which is subject to loss should the bank cease operations.

The Company has a deposit and receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the broker dealers or clearing organization cease business.

SUPPLEMENTARY INFORMATION

R. W. SMITH & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
APRIL 30, 2009

CREDIT:	
Shareholder's equity	$ 1,452,136
DEBITS:	
Nonallowable assets:	
Other receivables	9,174
Furniture, equipment and leasehold improvements, net	24,534
Prepaid assets and deposits	117,923
Pledged certificate of deposit	51,229
Total debits	202,860
Net capital before haircuts on securities positions	1,249,276
Haircuts on money market accounts	6,036
NET CAPITAL	1,243,240
Minimum requirements of 6-2/3% of aggregate indebtedness of $623,885 or $100,000 whichever is greater	100,000
Excess net capital	**$ 1,143,240**
AGGREGATE INDEBTEDNESS:	
Due to clearing broker	$ 27,077
Accounts payable and accrued expenses	596,808
TOTAL AGGREGATE INDEBTEDNESS	**$ 623,885**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.50 to 1**

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of April 30, 2009.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
R.W. Smith and Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of R.W. Smith and Associates, Inc.(the "Company") as of and for the year ended April 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at April 30, 2009, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph (k)(1) as of April 30, 2009, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 5, 2009

R. W. SMITH & ASSOCIATES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED APRIL 30, 2009